Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below), dated December 1, 2020, and the related Letter of Transmittal (as defined below) together with any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such state or any administrative or judicial action pursuant thereto. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Goldfield Corporation

at

$7.00 Net Per Share

by

FR Utility Services Merger Sub, Inc.

a wholly owned subsidiary of

FR Utility Services, Inc.

FR Utility Services Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of FR Utility Services, Inc. (“Parent”), a Delaware corporation, is offering to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share (“Shares”), of The Goldfield Corporation, a Delaware corporation (“Goldfield”), at a price of $7.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 1, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, and together with the Offer to Purchase, the “Offer”). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 29, 2020, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and all of the equity interests in, Goldfield. First Reserve Fund XIV, L.P. (or an affiliate thereof) is the controlling stockholder of both Parent and Purchaser.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 23, 2020, by and among Parent, Purchaser and Goldfield (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that after the purchase of Shares in the Offer, and subject to the satisfaction or waiver of certain conditions, Purchaser will as soon as practicable merge with and into Goldfield (the “Merger”) under the provisions of Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of Goldfield, with Goldfield continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of Goldfield or owned by any direct or indirect wholly owned subsidiary of Goldfield and each Share owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Goldfield who have properly exercised their appraisal rights under Section 262 of the DGCL) will at the effective time of the Merger be cancelled and converted into the right to receive an amount of cash equal to the Offer Price. As a result of the Merger, Shares will cease to be publicly traded. We expect the Merger to occur without a “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

On November 22, 2020, after careful consideration, the board of directors of Goldfield (the “Goldfield Board”) unanimously (a) determined and declared that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are advisable, fair to and in the best interests of Goldfield and Goldfield’s stockholders, (b) approved the Merger Agreement and the execution, delivery and performance by Goldfield of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth therein, (c) determined to recommend that the stockholders of Goldfield accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (d) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL and consummated as soon as practicable following the time Purchaser, for the first time, irrevocably accepts for payment Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Offer is not subject to any financing condition. The Merger Agreement provides that, among other things, the Offer is conditioned upon (a) there being validly tendered in the Offer and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the number of Shares then owned by Parent and Purchaser (if any), represent at least one Share more than one-half of the number of all then outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not been “received”, as such term is defined in Section 251(h) of the DGCL, by the depository for the Offer pursuant to such procedures) (the “Minimum Condition”), (b) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, (c) the absence of legal restraints on Purchaser’s ability to accept and pay for Shares tendered into the Offer, and (d) the satisfaction or waiver by Purchaser of the other conditions to the Offer, as set forth in the Merger Agreement (each such condition, an “Offer Condition” and, collectively, the “Offer Conditions”). Following the consummation of the Offer, Purchaser intends to effect the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and the terms, conditions and stockholder protections in the Merger Agreement, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer (including by increasing the Offer Price).

The offering period of the Offer will expire at 11:59 P.M., New York City time, on December 29, 2020, unless the Offer is extended or earlier terminated by Purchaser (the “Expiration Date”). Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4—“Withdrawal Rights” of the Offer to Purchase for withdrawing Shares in a timely manner, at any time on or prior to the Expiration Date, and, if not previously accepted for payment at any time, after January 30, 2021 pursuant to the SEC regulations.

The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, (i) extend the Offer for any minimum period required by any applicable rule, regulation, interpretation or position of the SEC or the staff thereof or NYSE American, and (ii) if, as of any then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Parent or Purchaser (to the extent permitted thereunder), extend the Offer (x) on one or more occasions in consecutive increments of up to five business days each (or such longer or shorter period as the parties thereto may agree) or (y) if any then-scheduled Expiration Date is five or less business days before February 19, 2021 (the “Outside Date”), until 11:59 p.m., New York City Time, on the day before the Outside Date (or such other date and time as the parties thereto may agree), subject to certain limitations and consent rights of Goldfield. In any case, Purchaser will not be required or permitted to extend the Offer beyond February 19, 2021.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

In order to tender your Shares in the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee (collectively, a “Nominee”), contact such Nominee and request that they effect the transaction for you and tender your Shares. For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to American Stock Transfer & Trust Company, LLC (“Depositary and Paying Agent”) of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for those Shares with Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

For a withdrawal of Shares to be effective, a written notice of withdrawal from the Goldfield stockholder must be timely received by Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the Goldfield stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn (if different from that of the person who tendered those Shares), a guaranteed signature (if applicable), the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares (for Shares tendered pursuant to book-entry transfer procedures), and the certificate number(s) (if any). If a stockholder tenders Shares by giving instructions to a Nominee, the stockholder must instruct such Nominee to arrange for the withdrawal of those Shares. Additional details with respect to withdrawal rights are described in Section 4—“Withdrawal Rights” of the Offer to Purchase.

All questions as to validity of the surrender of any certificates representing Shares (including questions as to the proper completion or execution of any required documentation) and any notice of withdrawal, will be determined by Purchaser in its sole and absolute discretion which determination will be final and binding.

The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. For a summary of the material United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Holders of Shares should consult their own tax advisors regarding the United States federal income tax consequences of the Offer and the Merger to them in light of their particular circumstances, as well as the tax consequences that may arise under other United States federal tax laws and the laws of any state, local or non-United States taxing jurisdiction and the possible effects of changes in such tax laws.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Goldfield has provided Purchaser with its list of stockholders and with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Goldfield’s stockholder list and will be furnished to Nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase, the related Letter of Transmittal and Goldfield’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Goldfield Board and the reasons therefor) and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to Innisfree M&A Incorporated (“Information Agent”) at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any Nominee (other than to Depositary and Paying Agent and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 717-3930

Banks and Brokers may call collect: (212) 750-5833

December 1, 2020

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